Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 24
DATED AUGUST 28, 2008
TO THE PROSPECTUS DATED OCTOBER 6, 2006
OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 24 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, Supplement No. 18 dated April 24, 2008, Supplement No. 19 dated May 15, 2008, Supplement No. 20 dated June 9, 2008, Supplement No. 21 dated June 26, 2008, Supplement No. 22 dated August 6, 2008 and Supplement No. 23 dated August 14, 2008.  Unless otherwise defined in this Supplement No. 24, capitalized terms have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced our third public offering of common stock on October 20, 2006.  Through August 22, 2008, we have accepted investors’ subscriptions to this offering and issued approximately 146 million shares of our common stock resulting in aggregate gross proceeds of approximately $1.45 billion.

Prospectus Summary

Distribution Policy

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary — Distribution Policy” section on page 5 of our prospectus, the “Description of Shares — Distributions” section beginning on page 200 of our prospectus and all similar discussions appearing throughout the prospectus:

On August 26, 2008, our board of directors declared distributions payable to the stockholders of record each day during the months of September, October and November 2008, which declaration superseded and increased the distribution applicable for September 2008.  Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.  The declared distributions equal a daily amount of $0.0017808 per share of common stock and supersede previously declared distributions for September equal to a daily amount of $0.0017260. If this rate was paid each day for a 365-day period, it would equal a 6.5% annualized rate based on a purchase price of $10.00 per share, an increase from the rate of 6.3% previously declared for September 2008 and the prior months of 2008.  A portion of each distribution may constitute return of capital for tax purposes.

Our board of directors and advisor continue to acquire and manage our assets in a manner that they believe will produce attractive and competitive total returns constituting a blend of current income and capital appreciation.  The increase in the distribution rate resulted from our board’s review and analysis of our growth in funds from operations (FFO) and the competitive landscape impacting buyers of commercial real estate.  The market for institutional quality office properties has been recently characterized by a decompression in cap rates with the potential for greater current yields from new acquisitions.  In this environment our board of directors believes it to be in the best interests of our stockholders to increase our distribution rate to a level that is consistent with the current yield environment yet remain in an advantaged position to achieve our total return objectives.